EXHIBIT 99.1

Alio Gold Reports Strong First Quarter 2020 Results

(all in US$ unless otherwise noted)

VANCOUVER, British Columbia, May 07, 2020 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) today reported its first quarter 2020 results.

Q1 2020 Highlights and Recent Key Developments

  Q1 2020 Consolidated Gold production 1 of 16,406 ounces at cash costs 1,2 of $1,276/oz produced.
  Announced a merger with Argonaut Gold (“Argonaut”) on March 30, 2020.
  Closing of the sale of the San Francisco Mine to Magna Gold Corp. (“Magna Gold”) on May 6, 2020.
  Florida Canyon Q1 2020 operational metrics continue to improve; 30% more gold deposited, and 21% more gold produced versus Q4 2019.
  Cash and cash equivalents of $10.4 million, and net working capital 3 of $41.5 million as of March 31, 2020.

“Our focus, like everyone’s, recently has been on the health and safety of our employees, contractors and communities in light of the COVID-19 pandemic,” said Mark Backens, President and CEO. “We have been heartened to see the resiliency of our people during this challenging time, and we are hopeful that the measures enacted over the past few months have made a positive impact on minimizing the damage to our communities, people and business.  I am particularly impressed that during this challenging time, our team at Florida Canyon was able to turn in another record performance in terms of health and safety, as well as from a production standpoint.  In Q1 2020, we had zero lost-time incidents across the organization and delivered a TRIFR of nil.  In addition, this quarter Florida Canyon deposited 30% more gold and produced 21% more gold than Q4 2019.  Since Q2 of last year we have more than doubled our daily mining movements and set a record this quarter by mining over 57,000 tonnes per day.  This quarter we also announced a merger with Argonaut Gold which will result in the creation of a larger, stronger and more financially robust intermediate gold producer.  We would encourage all securityholders to vote in favour of the arrangement in advance of the Annual and Special Meeting on May 20th.”

Production and Financial Summary from continuing operations

($ thousands, except where indicated)	Three months ended March 31
	2020	2019
Gold produced (ounces)	11,182	12,263
Gold sold (ounces)	9,901	12,201
Metal revenues ($)	15,571	16,081
Loss from operations ($)	(1,445)	(229)
Loss and comprehensive loss ($)	(2,096)	(381)
Loss per share, basic ($)	(0.02)	(0.00)
Cash flows (used in) provided by operating activities [a,b] ($)	(3,013)	2,525
By-product cash costs [2] (per ounce produced) ($)	1,276	1,076
AISC [4] (per ounce produced) ($)	1,472	1,267
By-product cash costs [2] (per ounce sold) ($)	1,313	1,094
AISC [4] (per ounce sold) ($)	1,534	1,278
Average realized gold price per gold ounce [c] ($)	1,582	1,307
[a] After changes in non-cash working capital [b] Includes cash flow from discontinued operations [c] The average realized gold price includes realized (loss) gain on derivatives

Florida Canyon Mine (100%-owned)

The Company’s focus is on finalizing the ramp up of operations at Florida Canyon.

The Florida Canyon Mine was acquired through the acquisition of Rye Patch which was finalized on May 25, 2018. Florida Canyon is a past-producing mine, which was restarted by Rye Patch in 2017, with commercial production declared on January 1, 2018.

During Q1 2020, the Florida Canyon Mine produced 11,182 ounces of gold and 6,722 ounces of silver, a 21% and 8% increase, respectively, compared to Q4 2019. Mining capacity continues to meet expectations, setting an all-time record in Q1 2020. The average tonnage mined per day increased by 41% and 84% compared to Q4 2019 and Q3 2019, respectively. These increases were largely driven by the new loading and hauling equipment that was phased into production over Q4 2019. Further gains in future mine production are expected as more efficient mining areas are made available. During Q2 2019 and Q3 2019 when production was severely impacted by low fleet availability, mining areas were reduced in size resulting in loss of efficiency. Mining activity during Q4 2019 and Q1 2020 has focused on improving the configuration, access and size of the mining areas to increase productivity and efficiency, which is the primary factor for the increase in waste mining during Q1 2020.

Ore placed on the pad during Q1 2020 was in line with Q4 2019. Ore processed during Q1 2020 increased by 30% as a result of a 35% higher grade compared to Q4 2019. Metallurgical recovery continues to meet expectation.

Total operating costs per tonne processed remains low at $7.01 per tonne, within 3% of the record $6.79 per tonne achieved in Q4 2019.

The construction of the new heap leach pad (“SHLP II”) continued to advance during Q1 2020. Capital expenditures for SHLP II totalled $4.1 million during Q1 2020 or 27% of the total planned project capital budget. On a cash basis, expenditures were $1.4 million and were funded by the $15.0 million debt facility by Sprott. At the end of Q1 2020, the overliner crushing was 80% complete, 45% of the collection piping and overliner was placed and cut to fill activities were complete. During March 2020, dry stacking of ore began and permit to leach was submitted to the Nevada Division of Environmental Protection. Subsequent to Q1 2020, the permit was received, and leaching activities on the first cell of SHLP II were initiated on April 24, 2020.

San Francisco Mine (100%-owned)

Processing of the low-grade stockpile ceased mid-December 2019. During Q1 2020, operations at the San Francisco Mine were focused on the recovery of residual ounces in inventory on the pad. Gold production during Q1 2020 totalled 5,224 ounces.

Cash flow from operations during Q1 2020 were used to pay down existing payables.

The Company entered into a definitive share purchase agreement to sell the San Francisco Mine during March 2020. On May 6, 2020, the Company completed the sale with Magna under the terms of the definitive share purchase agreement. The San Francisco Mine has been reclassified as an asset held for sale and a discontinued operation for financial statement purposes.

Financial performance

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the Florida Canyon and San Francisco operations and Ana Paula Project. These documents can be viewed on the Company’s website at www.aliogold.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Alio Gold

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the development stage Ana Paula Project in Guerrero, Mexico.

Footnotes:

1) Production and costs include the Florida Canyon Mine and the San Francisco Mine.

2) Non-GAAP Measures: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis.

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce produced is calculated by dividing the operating production costs by the total number of gold ounces produced. The cash cost per gold ounce produced on a by-product basis is calculated by deducting the by-product silver credits per gold ounce produced from the cash cost per gold ounce produced.

The cash cost per gold ounce sold is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce sold on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce sold.

Cash cost per gold ounce is calculated for the San Francisco Mine and the Florida Canyon Mine in the same manner as on a consolidated basis.

Cash cost per gold ounce produced on a by-product basis and cash cost per gold ounce sold on a by-product basis for Q1 2019 have not been restated.

For further details, refer to the Company’s Management Discussion and Analysis for the three months ended March 31, 2020 and 2019.

3) Net working capital is calculated by deducting current liabilities from current assets.

4) Non-GAAP Measure: All-in sustaining cost per gold ounce.

All-in sustaining cost per gold ounce (“AISC”) is a non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated in accordance with the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around Florida Canyon and San Francisco at the end of their mine lives. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

AISC calculated for the Florida Canyon Mine and the San Francisco Mine excludes corporate and administrative expenses and accretion for site reclamation and closure.

AISC per gold ounce produced on a by-product basis and AISC per gold ounce sold on a by-product basis for Q1 2019 have not been restated.

For further details, refer to the Company’s Management Discussion and Analysis for the three months ended March 31, 2020.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to, statements which relate to future events. Such statements include estimates of future gold prices, current and future gold production at the San Francisco Mine and the Florida Canyon Mine (“the Mines”), the LOM of the Mines, revenue and cash flows generated by the operation of the Mines, operating, capital, cash, closure and all in sustaining costs associated with the Mines, gold grades and recovery at the Mines, mining rates, strip ratios at the Mines and future taxes payable by the Company and its subsidiaries; the Mines’ mineral resource and reserve estimates; and estimates, forecasts and statements with respect to mine plans and designs, including with respect to the replacement of the Florida Canyon mining fleet, the expansion to the leach pad and key infrastructure around the crushing circuit at the Florida Canyon Mine and the benefits expected to be derived therefrom, and planned activities to improve reliability and operating efficiency and reduce operating and sustaining capital cost requirements at the Florida Canyon Mine, as well as the potential benefits of the proposed merger with Argonaut.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of gold price, production, revenue, capital expenditure, cost, reserve and resource, grade, mining, strip ratio, recovery, mine life, net present value, and tax estimates and other assumptions, projections and estimates made in respect of the Mines; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; uncertainties regarding COVID-19; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form dated March 30, 2020, and filed on the Company’s SEDAR profile.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.